Museum Tower

150 West Flagler Street, Suite 2200

Miami, FL 33130

(305) 789-3200

stearnsweaver.com

CONFIDENTIAL

October 5, 2017

Ms. Kim McManus

Senior Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Bluegreen Corporation

Draft Registration Statement on Form S-1

Submitted August 17, 2017

CIK No. 0000778946

Dear Ms. McManus:

We are providing this letter on behalf of our client, Bluegreen Vacations Corporation (formerly Bluegreen Corporation) (the “Company”), to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter to Shawn B. Pearson, dated September 13, 2017 (the “Comment Letter”), relating to the Company’s above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in bold, in each case, followed by the Company’s response to the comment. In addition, the Company has revised the draft Registration Statement in response to the comments set forth in the Comment Letter and is confidentially submitting a revised draft of the Registration Statement together with this response letter.

Enclosed for your convenience is a copy of the revised draft of the Registration Statement, marked to show changes to the draft Registration Statement previously submitted to the Commission on August 17, 2017. Please note that the revised draft of the Registration Statement also contains certain updates and revisions in addition to those responsive to the Staff’s comments.

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Draft Registration Statement on Form S-1 submitted on August 17, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

As of the date of this response letter, neither the Company nor any person authorized to do so on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company or any person authorized to do so on the Company’s behalf provides written communications to potential investors in reliance on Section 5(d) of the Securities Act in the future, the Company will provide such written communications to the Commission on a supplemental basis.

2.	We note your disclosure on page ii that some of your market and industry data used in the prospectus was obtained from unpublished industry data and estimates and from discussions with industry sources. Please confirm that this data was not commissioned by the company. Alternatively, please file the experts’ consent as an exhibit to the registration statement.

This confirms that such market and industry data was not commissioned by the Company.

3.	Please confirm, if true, that the properties shown in the photographs on the inside cover page are your developed VOIs or otherwise clarify the nature of these properties.

The Company confirms that all but two of the properties shown in the photographs on the inside cover page of the Registration Statement are resorts which were either developed or acquired by the Company or its subsidiary and in which vacation ownership interests (“VOIs”) were or are being sold as part of the Bluegreen Vacation Club (the “Vacation Club”). The other two properties were developed in whole or in part by fee-based service clients of the Company and include units that were or are being sold by the Company as VOIs as part of the Vacation Club. The Company has revised the Registration Statement to disclose the nature of the pictured resorts, as described above. The Company would note that all of the pictured resorts, whether or not developed or acquired by the Company or developed or acquired by a fee-based service client, include units that are sold by the Company to consumers as VOIs as part of the Vacation Club and are available to Vacation Club owners. Accordingly, the Company believes that such resorts are an integral part of the VOI product sold by the Company.

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4.	Please provide us with support for the following statements used in the registration statement:

•	“We are a leading vacation ownership company;” and

•	“The vacation ownership, or timeshare, industry is one of the fastest growing segments of the global travel and tourism sector.”

Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The materials supporting the above-referenced statements contained in the Registration Statement are being provided to the Staff under separate cover. The Company notes that such materials are being provided on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933 and, in accordance therewith, the Company is requesting that such materials be returned to the Company following completion of the Staff’s review thereof. In addition, under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b), the Company is requesting confidential treatment for the materials, in each case due to the sensitive commercial nature thereof.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

5.	We note your disclosure on page 42 that, compared to the cost of your developed inventory, VOI acquired in connection with JIT arrangements typically have a higher associated cost of sales as a percentage of sales while those acquired in connection with secondary market arrangements typically have a lower cost of sales as a percentage of sales. We also note your disclosure that cost of sales will typically be favorably impacted in periods where a significant amount of secondary market VOI inventory is acquired and the resulting change in estimate is recognized. Please tell us what consideration you gave to breaking down your Cost of VOIs sold by type of VOI sale.

The Company acknowledges the Staff’s comment and notes that, while the Company has considered breaking down its Cost of VOIs sold by type of VOI sale, there are several factors that limit the Company’s ability to do so. First, given the nature of VOI sales, multiple units may be sold to a customer in a single transaction and such units often include more than one type of inventory source. Second, in accordance with the relative sales value method of relieving inventory prescribed by ASC 978-330-30-1, cost of sales is calculated as a percentage of net sales using a cost-of-sales-percentage (the ratio of total estimated developed costs, including both developed VOIs and those acquired in the secondary market, to total estimated VOI revenue). This accounting requirement essentially blends the cost of developed VOIs and VOIs acquired through the secondary market. Finally, on a quarterly basis, the Company reassesses its estimates of both total revenue and total cost on a project basis in accordance with the guidance set forth in ASC 978-330-35, and the effects of such changes in estimates are accounted for in each period using a current-period adjustment, which the Company believes would further distort the usefulness of cost of sales information by VOI type.

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6.	We note your discussion under “Business-Legal Proceedings,” describing the increase in delinquencies and defaults of Vacation Club owners based on consultations with attorneys. In this section you state that this has resulted in “an adverse impact on [y]our delinquency and default rates.” Please revise to provide additional context. For example, consider disclosing when you began receiving the referenced letters from attorneys, what your delinquency and default rates were previously, and on a percentage basis, what amount of your Vacation Club owners in delinquency and/or default are represented in this manner.

The Company has revised the disclosure in the Registration Statement as requested by the Staff.

7.	We note your disclosure on page 74 that you owned completed VOI inventory with an estimated retail sales value of approximately $548 million. We also note your disclosure that your developed VOI sales accounted for 27% of your revenue and 33% of your system-wide sales of VOIs, net. Please revise your disclosure to discuss period to period changes in your inventory, including the amount of inventory you have reacquired in the secondary market. Please revise your disclosure to also discuss your development activity.

The Company has revised the disclosure in the Registration Statement as requested by the Staff.

Critical Accounting Policies and Estimates, page 61

Carrying Value of Completed VOI Inventory, page 62

8.	We note that you have capitalized interest, real estate taxes, and other costs incurred during construction. Please disclose your accounting policy with respect to such costs. In addition, please disclose the amounts capitalized in each reporting period by type of cost.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to include a discussion of its accounting policy for capitalizing interest, real estate taxes, and other costs incurred during construction. The Company notes that the revised disclosure does not include the amounts capitalized as they were immaterial (approximately $400,000 for 2016 and $700,000 for 2015).

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Business page 65

9.	Please tell us if any fees are paid to you or by you to affiliated resorts that are not managed by you to be included in your resort network. Please also discuss how difficult it is to terminate your relationship with an affiliate resort and whether there are any termination fees.

VOIs which have been sold to consumers are supported by deeded ownership interests in the various Vacation Club resorts, whether or not the resort is managed by the Company and whether or not such resort has been designated as a Club Resort or a Club Associate Resort. Such deeded interests are held in trust for the VOI owners. There are no affiliation fees paid to or by the Company for such resorts to continue to be included in the Vacation Club resort network. In addition, for so long as the Vacation Club trust continues to hold such deeded interests in trust for the VOI owners in the Vacation Club, the relationship with the resort cannot be terminated and, therefore, no termination fees would be applicable.

Vacation Club Resorts, page 69

10.	Footnote 4 provides that the La Cabana Beach Resort & Casino is managed by Casa Grande Cooperative Association I, and that your wholly-owned subsidiary provides management consulting services to the resort. Please tell us the nature of the management consulting services and whether this includes the type of services associated with other properties checked in the “managed by us” column.

The Company provides management consulting services to La Cabana Beach Resort & Casino that include management, supervision, administration and operational oversight of the resort HOA. Such services are similar in nature to the services provided pursuant to resort management agreements to the other properties listed as “managed by us” in the Registration Statement, although to a lesser extent.

Management and Other Fee-Based Services, page 74

11.	We note your disclosure that you earn loan servicing fees from the financing of VOI sales, recurring fees from managing the Vacation Club, transaction fees for certain resort amenities and certain member exchanges, and recurring management fees under your management agreements with HOAs. Please revise your disclosure to explain how these fees are structured, including whether these fees are flat fees or a percentage of particular costs.

The Company has revised the disclosure in the Registration Statement as requested by the Staff.

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Loan Underwriting, page 75

12.	To the extent material, please disclose the percentage of financing provided to customers with no FICO score.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to include the percentage of financing provided during 2016 to customers with no FICO score. The Company notes that the inclusion of such information does not indicate that the Company believes such percentage is material.

Executive Compensation, page 90

13.	We note that Mr. Pearson was appointed to serve as President and Chief Executive Office in February 2017. Please revise to describe the material terms of his employment agreement and file any such agreement as an exhibit.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement to include a description of Mr. Pearson’s compensation.

Description of Capital Stock, page 97

Fee-Shifting Provision, page 99

14.	Please revise your disclosure to discuss the types of actions subject to the fee-shifting provision, including whether you intend the provision to apply to claims under the federal securities laws. Please also expand your disclosure to clarify the level of recovery required for a plaintiff to have substantially achieved, “in substance and amount,” the full remedy sought. In this regard, please clarify if the company intends to interpret this language as broadly as possible.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement relating to the fee-shifting provision to provide further detail regarding the types of actions to be subject to the fee-shifting provision, including specifying that it is intended that the provision will apply to federal securities law claims. The revised disclosure also provides additional detail regarding the level of recovery which must be obtained in order for a party to avoid reimbursement obligations pursuant to the fee-shifting provision, including how the Company intends to interpret the requirement that the party “substantially achieve, in substance and amount, the full remedy sought.”

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Consolidated Financial Statements

Basis of Presentation and Significant Accounting Policies, page F-27

Change in Method of Accounting for Purchase Accounting Adjustments, page F-31

15.	Please tell us how your election to apply push down accounting in August 2017 for a transaction which occurred in 2009 complies with the applicable accounting standards. Specifically, tell us the facts and circumstances that allowed for you to change your initial election to not apply push down accounting.

During November 2009, BBX Capital Corporation (formerly BFC Financial Corporation) (“BBX”), a public company, indirectly through Woodbridge Holdings, LLC (“Woodbridge”), BBX’s wholly-owned subsidiary, acquired additional shares of the Company’s common stock (which at that time was traded on the New York Stock Exchange). Such acquisition (the “2009 Share Purchase”) resulted in, BBX, indirectly through Woodbridge, having a controlling interest in the Company and was accounted for by BBX in accordance with the accounting guidance of business combinations, pursuant to which the assets and liabilities of the Company were measured at fair value. BBX remains an SEC reporting company, with its Class A Common Stock listed for trading on the New York Stock Exchange and its Class B Common Stock traded on the OTCQX.

In connection with the reissuance of its audited consolidated financial statements for the years ended December 31, 2016 and 2015 for inclusion in the Registration Statement during August 2017, the Company elected to apply push down accounting in accordance with the guidance in Accounting Standards Update (“ASU”) No. 2014-17, Pushdown Accounting (a consensus of the Emerging Issues Task Force) (“ASU 2014-17”), and to incorporate purchase accounting adjustments resulting from the measurement of its assets and liabilities at fair value in connection with the 2009 Share Repurchase. As described in further detail below, the Company believes that incorporating purchase accounting adjustments in its consolidated financial statements is preferable as it increases the usefulness of its financial reporting and provides greater transparency and consistency to the readers of the Company’s and BBX’s financial statements. In making this determination, the Company applied the guidance in ASU 2014-17 as well as Accounting Standards Codification (“ASC”) 805 and ASC 250.

In the basis for the conclusions set forth in ASU 2014-17, the Emerging Issues Task Force (the “EITF”) noted that if the acquired entity’s circumstances change (for example, if there is a significant change in the investor mix such that push down accounting would be more relevant to the current investors), the acquired entity should not be prohibited from applying push down accounting to a change-in-control event for which it previously had elected not to apply push down accounting as long as that event is the acquired entity’s most recent change-in-control event (ASU 2014-17, BC20). In this respect, the Company notes the change in its investor mix expected to result from the initial public offering. Specifically, the Company’s separate consolidated financial statements currently are provided to certain of the Company’s lenders and note holders and are not publicly available. However, following the completion of the contemplated initial public offering, the Company’s separate consolidated financial statements will be filed publicly and available to the Company’s shareholders, including purchasers of shares in the initial public offering, and other investors and analysts. The Company also notes that the 2009 Share Purchase is the most recent change-in-control event with respect to the Company because BBX, indirectly through Woodbridge, continued to hold a controlling interest in the Company at the time of the 2011 merger pursuant to which the Company became a wholly-owned subsidiary of Woodbridge.

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In addition, it is expected that, following the Company’s initial public offering, the readers of the Company’s financial statements will include shareholders of BBX, who, as a result of the Company becoming an SEC reporting company, will have access to the Company’s financial statements in addition to those of BBX. Subsequent to the 2009 Share Acquisition, BBX has presented the Company’s financial statements utilizing BBX’s basis in the Company’s assets and liabilities, which reflects the purchase accounting adjustments made by BBX in connection with the 2009 Share Acquisition. BBX also presents the Company as a separate reportable segment in its consolidated financial statements. The Company believes that it is preferable that when the Company and BBX prepare and file their respective financial statements, they do so utilizing the same basis with respect to the Company’s assets and liabilities. If the Company was to elect not to apply push down accounting, the Company’s balance sheets and results of operations, as reported by the Company, would differ from those presented for the Company in BBX’s filings, which may lead to investor confusion. As a result, the Company believes that incorporating purchase accounting adjustments in its consolidated financial statements is preferable because it would provide greater consistency to the readers of the Company’s and BBX’s financial statements. The Company believes that this conclusion is consistent with the EITF’s observations noted in BC20 of ASU 2014-17.

Exhibits

16.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions in the next amendment, please provide a draft copy for us to review.

Attached as Annex A to this response letter is the form of legal opinion anticipated to be filed with a pre-effective amendment to the Registration Statement. The Company intends to file the remaining exhibits in the first public filing of the Registration Statement or one or more pre-effective amendments thereto. The Company acknowledges that the Staff requires a reasonable amount of time for review.

The Company does not believe that a tax opinion is required in connection with the Registration Statement. In this regard, reference is made to Item 601(b)(8) of Regulation S-K, which requires tax opinions only in connection with (a) filings on Form S-11 or to which Securities Act Industry Guide 5 applies or (b) other Securities Act registration forms where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. The Company specifically notes that the Registration Statement only contains a summary description of the material United States federal income tax consequences to “non-U.S. holders” and does not contain a representation as to such tax consequences or to tax consequences to “U.S. holders.”

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We have attempted to address the comments raised by the Staff regarding the Registration Statement. If you have any questions or require any additional information, please feel free to contact me at (305) 789-3500. Thank you for your assistance.

Sincerely,

/s/ Alison W. Miller
Alison W. Miller

Enclosure

cc:	Via E-mail

Shawn B. Pearson

Anthony M. Puleo

Christopher D. Lueking

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Annex A

DRAFT

[Letterhead of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.]

[             ], 2017

Bluegreen [Vacations] Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

Re:	Registration Statement on Form S-1 (File No. 333-[ ])

Ladies and Gentlemen:

We have acted as counsel to Bluegreen [Vacations] Corporation, a Florida corporation (the “Company”), in connection with the preparation and filing of a Registration Statement on Form S-1 (File No. 333-[ ]) (as amended or supplemented, and together with all exhibits thereto, the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to the public offering (the “Offering”) of the following shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”): (i) up to an aggregate of [ ] shares of Common Stock by the Company, including up to [ ] shares of Common Stock issuable upon exercise of the Underwriters’ (as defined herein) option to purchase additional shares (collectively, the “Company Shares”), and (ii) up to an aggregate of [ ] shares of Common Stock by Woodbridge Holdings, LLC, a Florida limited liability company (the “Selling Shareholder”), in its capacity as a selling shareholder (the “Selling Shareholder Shares” and, collectively with the Company Shares, the “Shares”).

In connection with this opinion, we have examined such instruments, documents, proceedings and records as we have deemed relevant and necessary to examine for the purpose of this opinion, including (a) the Registration Statement and the prospectus which forms a part thereof (the “Prospectus”), (b) the Company’s Articles of Incorporation, as amended to date and currently in effect, (c) the form of the Company’s Amended and Restated Articles of Incorporation (the “A&R Articles”), to be in effect immediately prior to or upon the closing of the Offering, (d) the Company’s Bylaws, as amended and/or amended and restated to date and currently in effect, (e) the form of the Company’s Fourth Amended and Restated Bylaws (the “A&R Bylaws”), to be in effect immediately prior to or upon the closing of the Offering, (f) minutes and records of proceedings of the Board of Directors and shareholders of the Company, and (g) the form of Underwriting Agreement (the “Underwriting Agreement”) proposed to be entered into by and among the Company, the Selling Shareholder, and Stifel, Nicolaus & Company, Incorporated and Credit Suisse Securities (USA) LLC, on behalf of themselves and each of the underwriters listed on Schedule I to the Underwriting Agreement (collectively, the “Underwriters”), pursuant to which the Company Shares and the Selling Shareholder Shares are to be sold. In addition, as to questions of fact material to the opinions expressed herein, we have relied, without independent investigation, upon such certificates and written statements of public officials, corporate agents, officers and representatives of the Company and such other certificates and written statements as we deemed relevant.

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In rendering this opinion, we have not undertaken any independent review of the operations of the Company. Instead, we have relied solely upon the documents described above. In examining such documents, we have assumed, without independent investigation, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of such latter documents, the genuineness of all signatures, the legal capacity of all natural persons, and that actual information supplied to us was accurate, true and complete. In addition, in examining the documents executed or to be executed by parties other than the Company, we have assumed that such parties had or will have the power, corporate or other, to execute, enter into and perform all obligations thereunder, the execution and delivery by such parties of such documents and the validity and binding effect on such parties thereof. We have also assumed that the A&R Articles substantially in the form reviewed by us will be filed with the Florida Department of State to become effective prior to or upon the closing of the Offering, that the A&R Bylaws substantially in the form reviewed by us will be duly approved and adopted to become effective prior to or upon the closing of the Offering, that the Underwriting Agreement to be executed by the parties thereto will be executed prior to the closing of the Offering substantially in the form reviewed by us, and that the Registration Statement and any amendments thereto (including post-effective amendments) have become effective and will continue to be effective at the time of the sale of any Shares.

Based upon and subject to the foregoing qualifications, assumptions and limitations, and the further limitations set forth below, we are of the opinion that:

1.	When (a) the price at which the Company Shares are to be sold to the Underwriter(s) pursuant to the Underwriting Agreement has been approved by the Board of Directors of the Company or any Pricing Committee thereof, and (b) the Company Shares have been issued, delivered and paid for as contemplated in the Registration Statement and the Prospectus and in accordance with the Underwriting Agreement, the Company Shares will be duly authorized, validly issued, fully paid and non-assessable.

2.	The Selling Shareholder Shares have been duly authorized by the Company and are validly issued, fully paid and non-assessable.

We render this opinion only with respect to, and express no opinion herein concerning the application or effect of the laws of any jurisdiction other than, the existing laws of the United States of America and the State of Florida.

This opinion is being furnished pursuant to Item 16(a) of Form S-1 and Item 601(b)(5) of Regulation S-K of the Commission. This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein, including that no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement. This opinion is given as of the date hereof, and we do not undertake any liability or responsibility to inform you of any change in circumstances occurring, or additional information becoming available to us, after the date hereof that might alter the opinions contained herein.

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We hereby consent to the reference to name of our firm in the Registration Statement and Prospectus, including the “Legal Matters” section thereof, and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,